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SI 17017066 N EC

Mail Processing Section

MAY 22 2017

Washington DC 412

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50986

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/2016 (MM/DD/YY) AND ENDING 03/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Thomas Capital Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4221 Harborview Drive, Suite 200
(No. and Street)

Gig Harbor	Washington	98332
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jay Gettenberg (212) 668-8700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc. Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 170	Northridge	CA	91324
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- X Certified Public Accountant
- Public Accountant
- Accountant not resident in United States or any of its possessions.

Securities and Exchange Commission

MAY 22 2017

RECEIVED

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CMB

OATH OR AFFIRMATION

I, Stephen Myott, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Thomas Capital Group, Inc., as of March 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Managing Director

Title

See Notary Document

Notary Public

This report ** contains (check all applicable boxes):

- X (a) Facing Page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Income (Loss).
- X (d) Statement of Cash Flows.
- X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- X (g) Computation of Net Capital.
- (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- (m) A copy of the SIPC Supplemental Report.
- (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Acknowledgment by Individual

State of Nevada

County of Clark

On this 12 day of May, 2017, before me, Lee Tuazon
Name of Notary Public

the undersigned Notary Public, personally appeared

Stephen Myott

Name of Signer(s)

○ Proved to me on the oath of

○ Personally known to me

☑ Proved to me on the basis of satisfactory evidence Nevada Driver's License
(Description of ID)

to be the person(s) whose name(s) is/are subscribed to the within instrument, and acknowledged that he/she/they executed it.

WITNESS my hand and official seal.



LEE TUAZON
NOTARY PUBLIC
STATE OF NEVADA
My Commission Expires: 7-31-2019
Certificate No: 15-2689-1

Notary Seal

(Signature of Notary Public)

My commission expires 7-31-2019

Optional: *A thumbprint is only needed if state statutes require a thumbprint.*



Right Thumbprint of Signer
Top of thumb here

Description of Attached Document

Type or Title of Document

Oath or Affirmation

Document Date

5/12/17

Number of Pages

1

Signer(s) Other Than Named Above

None

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DSG5350 (Rev01-01/15)



FO01-00000DSG5350-01

Contents
As of and for the Year Ended March 31, 2017


BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

Board of Directors
Thomas Capital Group, Inc.

We have audited the accompanying statement of financial condition of Thomas Capital Group, Inc. as of March 31, 2017, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of Thomas Capital Group, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluation of the overall financial statement presentation. We believe that our audit provides a basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Thomas Capital Group, Inc. as of March 31, 2017, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

The information contained in Schedule I, II and III (supplemental information) has been subjected to audit procedures performed in conjunction with the audit of Thomas Capital Group, Inc.'s financial statements. The supplemental information is the responsibility of Thomas Capital Group, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I, II and III are fairly stated, in all material respects, in relation to the financial statements as a whole.



Breard & Associates, Inc.
Certified Public Accountants

Seattle, Washington
May 12, 2017

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
Los Angeles Chicago New York Oakland Seattle

Statement of Financial Condition
Year Ended March 31, 2017

ASSETS

Cash and cash equivalents	$	214,990
Accounts receivable		2,250
Client reimbursement receivable		21,060
Prepaid expenses		11,665
Investments in securities, at fair market value		1,814
Investments in private investment funds, at estimated fair value		309,096
Fixed assets, net of accumulated depreciation of $22,508		3,816
TOTAL ASSETS	$	564,691

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:		
Accounts payable and accrued expenses	$	51,423
TOTAL LIABILITIES		51,423
STOCKHOLDERS' EQUITY		
Common Stock, no par value, 200,000 shares authorized, 106,820 issued, and outstanding		3,064,485
Accumulated Deficit		(2,551,217)
TOTAL STOCKHOLDERS' EQUITY		513,268
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	564,691

See Independent Auditors' Report and Notes to Financial Statements

Thomas Capital Group, Inc.

Statement of Operations
Year Ended March 31, 2017

REVENUE:	
Investment banking fees	$ 968,370
Net gain on investments	133,648
Total revenue	1,102,018
OPERATING EXPENSES:	
Employee compensation and benefits	672,026
Rent	55,760
Regulatory fees and expenses	44,682
Communications	22,279
Professional Fees	102,696
Other Operating Expenses	62,946
Total expenses	960,389
NET PROFIT	$ 141,629

See Independent Auditors' Report and Notes to Financial Statements

Statement of Changes in Stockholders' Equity
Year Ended March 31, 2017

	Common Stock	Accumulated Deficit	Shareholders' Equity
April 1, 2016	$ 3,024,485	$ (2,692,846)	$ 331,639
Issuance of Common Stock	40,000	-	40,000
Net Profit	-	141,629	141,629
March 31, 2017	$ 3,064,485	$ (2,551,217)	$ 513,268

See Independent Auditors' Report and Notes to Financial Statements

Statement of Cash Flows
Year Ended March 31, 2017

OPERATING ACTIVITIES:	
Net income	$ 141,629
Adjustments to reconcile net income to net cash provided by operating activities	
Net gain on investment	(133,648)
Depreciation expense	1,019
Changes in operating assets and liabilities	
Decrease in accounts receivable	29,623
Increase in due from clients	(15,020)
Increase in prepaid expenses and deposits	(3,534)
Increase in accounts payable and accrued expenses	35,366
Net cash provided by operating activities	55,435
INVESTING ACTIVITIES:	
Purchase of property, plant, equipment	(2,614)
Return of capital from investments in private investment funds	34,651
Net cash provided by financing activities	32,037
FINANCING ACTIVITIES:	
Proceeds from issuance of common stock	40,000
Net cash provided by investing activities	40,000
NET INCREASE IN CASH AND CASH EQUIVALENTS	127,471
CASH AT BEGINNING OF YEAR	87,519
CASH AT END OF YEAR	$ 214,990

See Independent Auditors' Report and Notes to Financial Statements

Notes to Financial Statements
Year Ended March 31, 2017

Note 1 - Description of Operations and Summary of Significant Accounting Policies

Operations - Pursuant to a plan of reorganization effective January 1, 2008, Thomas Capital Group, Inc. (the "Company"), a Washington Subchapter S Corporation, is the successor organization to Thomas Capital Group, LLC. Thomas Capital Group, Inc. assumed all of the assets and liabilities of Thomas Capital Group, LLC, and no changes in ownership and/or control occurred. The Company continues the business of the registered predecessor broker-dealer as a private equity placement agent focused on raising capital for private equity funds and alternative investment products from institutional investors. It is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC). The Company's primary source of revenue is contractual retainer and placement fees.

In 2011, the Company formed a wholly owned investment adviser subsidiary, Thomas Investment Group, LLC, which it registered in the State of Washington. This subsidiary company has not been funded nor has it yet to conduct any business.

Revenue Recognition - Revenues include fees arising from client fund offerings in which the Company acts as an agent. Revenues also include fees earned from providing financial consulting services. Generally, retainer fees for contracted services are due on a periodic basis during the estimated contract term. The Company recognizes nonrefundable retainer fees when received. A success fee is recognized when earned at the closing of a sale of an investment interest (or at the initial fund drawdown if later). Reimbursable out-of-pocket expenses are recorded as incurred.

Cash and cash equivalents - The Company may hold cash in financial institutions that exceeds the Federal Deposit Insurance Corporation (FDIC) insurable limit. The Company mitigates this credit risk by only using highly qualified financial institutions.

For purposes of the Statement of Cash Flows, the Company considers all highly liquid debt instruments purchased with maturities of three months or less to be cash equivalents. The Company includes money market accounts as cash equivalents.

Due From Clients, net - The Company carries its accounts and notes receivable at cost, net of any allowance for estimated uncollectible amounts. Principal payments are generally made in one to ten installments subject to provisions of the client contract. The Company evaluates amounts due from clients on an ongoing basis and reserves for estimated uncollectible amounts. In its evaluation, the Company assesses the credit history and current relationships with clients having outstanding balances, as well as current market conditions. Reserved amounts are written-off when they are determined to be uncollectible. Based on its evaluation at March 31, 2017, no amounts have been reserved for, or written-off.

Furniture and Equipment - Furniture and equipment are stated at cost. Depreciation is computed on the straight-line basis over three to five years. Depreciation expense totals $1,019 for the fiscal year ended March 31, 2017.

Marketable Securities - Equity securities held for investment purposes are carried at market value as determined by the closing price of the reporting period.

Taxes - The Company has elected to be a Subchapter S Corporation for income tax purposes, and its net income or loss is included in the personal tax returns of the shareholders.

Taxes assessed by governmental authorities on revenue-producing transactions are recorded on a gross basis and are included in taxes and licenses expense on the accompanying statement of operations.

The Company has elected to report the statement of changes in shareholders' equity without disclosing the accumulated adjustment account and other equity accounts pertinent to an S Corporation. There is no financial impact to these financial statements.

The Company is required to file income tax returns in both federal and state tax jurisdictions. The Company's tax returns are subject to examination by taxing authorities in the jurisdictions in which it operates in accordance with the normal statutes of limitations in the applicable jurisdiction. For federal purposes, the statute of limitations is three years. Accordingly, the company is no longer subject to examination of federal returns filed more than three years prior to the date of these financial statements. The statute of limitations for state purposes is generally three years, but may exceed this limitation depending upon the jurisdiction involved. Returns that were filed within the applicable statute remain subject to examination. As of March 31, 2017, the IRS has not proposed any adjustment to the Company's tax position.

Use of Estimates - The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Subsequent Events - The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. As a result of this review, the Company reported no events that would require disclosure or have a material impact on the financial statements.

Note 2 - Investments, at estimated fair value

Private Investment Funds - The Company holds investments in 2 nonpublic investment funds with restricted marketability. No quoted market exists for these investments. Each is stated at the closing fair market value as reported by management of the underlying company (Notes 3 and 7). Management believes this valuation method most fairly presents the amount that would have been realized had the investment been redeemed as of the date of these financial statements. Net investment gain on private investment funds is $133,648 for the fiscal year ended March 31, 2017, and is reflected as net gain from private investment funds on the accompanying statement of operations.

Private Investment Funds	
Balance as of March 31, 2016	**$211,639**
Change in gain (loss)	132,108
Return of capital	(34,651)
Balance as of March 31, 2017	**$309,096**

Notes to Financial Statements
Year Ended March 31, 2017

Note 3 - Fair Value Measurement

On January 1, 2009, the Company adopted FASB ASC 820, *Fair Value Measurements and Disclosures*, which defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy, which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of March 31, 2017.

Assets	Fair Value	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs
Investments in securities	$ 1,814	$ 1,814	$ -	$ -
Investments in private investment funds	$ 309,096	$ -	$ -	$ 309,096
Total	$ 310,910	$ 1,814	$ -	$ 310,910

Note 4 - Furniture and Equipment

Furniture and equipment are recorded at cost.

		Depreciable Life Years
Computer Equipment	$ 11,663	3
Equipment	1,998	4
Furniture	12,663	5
	26,324	
Less: Accumulated Depreciation	(22,508)	
Equipment and Furniture, net	$ 3,816	

Depreciation expense for the fiscal year ended March 31, 2017 was $1,019

Notes to Financial Statements
Year Ended March 31, 2017

Note 5 - Profit Sharing Plan

Effective January 1, 2004, the Company adopted a qualified Profit Sharing Plan (the "Plan"). Employees are eligible to participate in the Plan after completing six (6) months of service and attaining age 21. The Company profit sharing contributions are discretionary and are determined each year by the Company. The participants must be employed on the last day of the plan year and have worked at least 1,000 hours during the year to receive a pre-tax contribution. The profit sharing contributions are 100% vested at all times. The Company recorded no profit sharing contributions for the year ended March 31, 2017.

Note 6 - Commitments

Leases - The Company leases office space. Rent expense for the fiscal year ended March 31, 2017 totals $55,760, of which $43,760 was paid to a landlord of common ownership, and $12,000 was paid to members of management for the rental of their home office space. Future minimum rental payments under non-cancellable operating leases with an initial term of at least one year as of March 31, 2017 totalled $91,635, and is broken down as follows:

Year	Operating Leases
2017	$ 2,877
2018	17,346
2019	17,867
2020	18,403
2021	18,955
2022	16,187
Total	$ 91,635

Note 7 - Major Clients

For the fiscal year ended March 31, 2017, three clients accounted for $773,094 or 70% of the Company's total revenues.

Note 8 - Recently Issued Accounting Pronouncements

For the year ending March 31, 2017, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Note 9 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on March 31, 2017, the company had net capital of $165,108 which was $160,108 in excess of its required net capital of $5,000; and the Company's percentage of aggregate indebtedness to net capital was 31%.

Thomas Capital Group, Inc.

Schedule I

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

Year Ended March 31, 2017

COMPUTATION OF NET CAPITAL

Shareholders' Equity	$	513,268
DEDUCTIONS		
Accounts receivable		2,250
Due from client, net		21,060
Prepaid expenses		11,666
Investments in private investment funds, at estimated fair value		309,096
Fixed, net of accumulated depreciation of $51,519		3,816
Haircuts on securities		272
Net Capital		165,108
Minimum net capital required		5,000
Excess net capital	$	160,108

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total liabilities and aggregate indebtedness	$	51,423

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required	$	5,000
Percentage of aggregrate indebtedness to net capital		31.15%

There was no material difference between net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated March 31, 2017.

See Independent Auditors' Report and Notes to Financial Statements

Thomas Capital Group, Inc.

Schedule II

Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3

Year Ended March 31, 2017

The Company is exempt from Rule 15c3-3 under Section (k)(2)(i), in that it does not trade or carry customer accounts and does not hold customer funds.

Thomas Capital Group, Inc.

Schedule III

Information Relating to Possession or Control Requirements Under Rule 15c3-3

Year Ended March 31, 2017

The Company is exempt from Rule 15c3-3 under Section (k)(2)(i), in that it does not trade or carry customer accounts and does not hold customer funds.

See Independent Auditors' Report and Notes to Financial Statements

Thomas Capital Group, Inc.
Report on Exemption Provisions
Report Pursuant to Provisions of 17 C.F.R. § 15c3-3(k)
For The Year End March 31, 2017



BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which (1) Thomas Capital Group, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Thomas Capital Group, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(i) (the "exemption provisions") and (2) Thomas Capital Group, Inc. stated that Thomas Capital Group, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Thomas Capital Group, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Thomas Capital Group, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Breard & Associates, Inc.
Certified Public Accountants

Seattle, Washington
May 12, 2017



THOMAS CAPITAL GROUP

Member FINRA & SIPC

Assertions Regarding Exemption Provisions

We, as members of management of Thomas Capital Group, Inc. ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(i).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period ending April 1, 2016 through March 31, 2017

Thomas Capital Group, Inc.

By:



Stephen J. Myott, Managing Director
Thomas Capital Group, Inc.
May 12, 2017



BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Thomas Capital Group, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Thomas Capital Group, Inc. and the Securities Investor Protection Corporation ("SIPC") with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of Thomas Capital Group, Inc. (the "Company") for the year ended March 31, 2017, solely to assist you and SIPC in evaluating Thomas Capital Group, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended March 31, 2017, with the Total Revenue amounts reported in Form SIPC-7 for the year ended March 31, 2017, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES CHICAGO NEW YORK OAKLAND SEATTLE

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Breard & Associates, Inc.
Certified Public Accountants

Seattle, Washington
May 12, 2017

Thomas Capital Group, Inc.
Schedule of Securities Investor Protection Corporation
Assessments and Payments
For The Year End March 31, 2017

		Amount
Total assessment	$	2,421
SIPC-6 general assessment Payment made on October 28, 2016		(1,090)
SIPC-7 general assessment Payment made on April 18, 2017		(1,331)
Total assessment balance **(overpayment carried forward)**	$	-

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended MARCH 31 , 2017
(Read carefully the instructions in your Working Copy before completing this Form)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

THOMAS CAPITAL GROUP, INC.
4221 HARBORVIEW DRIVE, SUITE 200
GIG HARBOR, WA 98332
8-50986

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Jay Gettenberg 212-668-8700

2. A. General Assessment (item 2e from page 2) $2,421
   B. Less payment made with SIPC-6 filed (exclude interest) (1,090)
      October 28, 2016
      Date Paid
   C. Less prior overpayment applied ( )
   D. Assessment balance due or (overpayment) 1,331
   E. Interest computed on late payment (see instruction E) for _____ days at 20% per annum
   F. Total assessment balance and interest due (or overpayment carried forward) $1,331
   G. PAID WITH THIS FORM:
      Check enclosed, payable to SIPC
      Total (must be same as F above) $1,331
   H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

THOMAS CAPITAL GROUP, INC.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Accountant
(Title)

Dated the 18 day of April , 2017.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____ Postmarked _____ Received _____ Reviewed

Calculations _____ Documentation _____ Forward Copy _____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 20 16 and ending March 31, 20 17
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,102,018
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	133,649
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	133,649
2d. SIPC Net Operating Revenues	$ 968,369
2e. General Assessment @ .0025	$ 2,421
	(to page 1, line 2.A.)